SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH FEBRUARY 24, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
 (Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F           Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes           No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Investor Relations
(5561) 415-1140
ri@brasiltelecom.com.br

Media Relations
(1 212) 983-1702
ivette.almeida@annemcbride.com

Brasil Telecom Clarifies Bovespa’s Consultation

In response to a consultation made by Bovespa, which is free translated below:

“On a news published by Agência Estado – Broadcast on 02/20/2003, it is said:

Brasil Telecom estimates for 2003 an EBITDA margin higher than the one obtained in 2002 and lower than 50%;

The estimated margin excludes the effect that the start-up of the mobile operation should have in the company.

We request clarification on the above-mentioned news, as well as other information considered important by the company.”

Brasil Telecom clarifies that, on February 20, 2003, the company held a conference call with the market to discuss fourth quarter 2002 results.

Asked by an analyst regarding EBITDA margin for 2003, the CEO Carla Cico answered that Brasil Telecom expects to reach an EBITDA margin higher than the one obtained in 2002, but lower than 50%.

Until Anatel certifies the fulfillment of 2003 goals, Brasil Telecom will not be able to explore the PCS licenses obtained in an auction that took place on November 19, 2002. Therefore, the expectation on the EBITDA margin does not consider effects from the mobile operations.

We take this opportunity to inform that the audio recording of the conference call is available at Brasil Telecom’s website:www.brasiltelecom.com.br/ir/.

Brasil Telecom remains at your disposal for any clarification that is made necessary.

Brasilia, Brazil, February 21, 2003.

Carla Cico
CEO and Investor Relations Officer
Brasil Telecom S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: February 24, 2003

BRASIL TELECOM S.A.

By: /s/ Carla Cico
Name: Carla Cico
Title: President and Chief Executive Officer